UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 2)

                            Gold Capital Corporation
-------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $0.0001 par value per share
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                         (Title of Class of Securities)

                                   380548 10 7
                             ----------------------
                                 (CUSIP Number)

          Jack Stoch                                    With copies to:
           President                                   Paul Hilton, Esq.
  Globex Mining Enterprises Inc.                      Kevin P. Stichter, Esq.
       146 - 14th Street                          Davis, Graham & Stubbs LLP
         Rouyn-Noranda,                          370 17th Street, Suite 4700
     Quebec, Canada  J9X 2J3                        Denver, Colorado  80202
         (819) 797-5242                                   (303) 892-9400

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 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

              ----------------------------------------------------
                                  April 9, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                Page 1 of 4 pages

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CUSIP No.  380548 10 7             SCHEDULE 13D                Page 2 of 4 Pages
          ----------------                                         ---  ---



-------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Globex Mining Enterprises Inc.
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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                 (b) [ ]
   3     SEC USE ONLY


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   4     SOURCE OF FUNDS*

            00
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   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                           [ ]

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   6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Quebec, Canada
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 NUMBER OF       7    SOLE VOTING POWER
   SHARES
BENEFICIALLY             6,706,657  See Item 5.
  OWNED BY     ----------------------------------------------------------------
   EACH          8    SHARED VOTING POWER
 REPORTING
  PERSON                6,706,657  See Item 5.
   WITH        ----------------------------------------------------------------
                 9    SOLE DISPOSITIVE POWER

                        6,706,657  See Item 5.
               ----------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                        6,706,657 See Item 5.
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            6,706,657  See Items 4 and 5.
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                      [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            73.9%, based upon 9,073,653 shares of Common Stock outstanding as of the date hereof.  See Item 5.
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

            CO
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                                Page 2 of 4 pages

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ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Item 3 is amended by the addition of the following:

                  Globex intends to raise funds in an equity private placement or offering in order to finance the purchase of the Company Common Stock owned by Royalstar.

ITEM 4.           PURPOSE OF THE TRANSACTION.

                  Item 4 is amended by the addition of the following:

                  (a)-(j) Pursuant to a Memorandum of Agreement, executed on April 9, 1997 and effective as of April 8, 1997, between Globex and Royalstar (the "Purchase Agreement"), Globex has agreed to acquire 4,419,110 shares of Company Common Stock (representing approximately 49% of the outstanding shares of Company Common Stock) for a price of U.S. $0.80 per share for a total of U.S. $3,535,288. Pursuant to the Purchase Agreement and subject to consummation of the Merger, Globex also agreed to cause the Company to repay U.S. $760,000 owed by the Company to Royalstar, conditioned upon Royalstar's reduction of such debts to 80% of such amounts. Consummation of the purchase of Royalstar's Company Common Stock under the Purchase Agreement is subject to a number of conditions including approval by Royalstar's shareholders. The purpose of the Purchase Agreement and related transactions is for Globex to acquire complete control of the Company.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  Item 5 is amended by substitution of the following:

                  (a)-(c) Taking into account the Company Common Stock subject to the Purchase Agreement, Globex would be the beneficial owner of 6,706,657 shares of Company Common Stock which is 73.9% of the outstanding shares. Because the Purchase Agreement is subject to a number of conditions, including approval by Royalstar's shareholders, the filing of this Schedule shall not be construed as an admission that Globex is, for the purposes of Sections 13(d) or 13(g)of the Act, the beneficial owner of the Company Common Stock subject to the Purchase Agreement.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  Item 7 is amended by the addition of the following:

                  Exhibit H Purchase Agreement, with attachments omitted.









                                Page 3 of 4 pages

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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information as set forth in this Amendment No. 2 to Schedule 13D is true, complete and correct.

                                              GLOBEX MINING ENTERPRISES INC.



                                              By:  JACK STOCH
                                                 ------------------------------
                                                  Jack Stoch, President



Dated: April 14, 1997






                                Page 4 of 4 pages
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